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CENTRAL COAST BANCORP ANNOUNCES 5/4 STOCK SPLIT


PRESS RELEASE	Contact:	Robert Stanberry
			Chief Financial Officer
For release 9:00am EST 		(831) 422-6642


Salinas, California - February 1, 2005. At its regularly scheduled meeting on January 31, 2005, the Board of Directors of Central Coast Bancorp (NASDAQ/CCBN) approved a five-for-four stock split. Shareholders will receive one (1) additional share of Common Stock for every four (4) shares outstanding. The dividend is payable on February 28, 2005 to holders of record at the close of business on February 14, 2005.

Nick Ventimiglia, Chairman and CEO, noted that this will be the 19th stock split or dividend in the twenty-two years of the Company's existence. The Board feels the dividend will help improve market liquidity of its common shares, as total shares outstanding will increase to approximately 13,716,000 shares from 10,973,000 at December 31, 2004. An investor, who bought 1,000 shares of Community Bank of Central California stock when the Company was organized in 1982, would now have 18,108 shares, or 22,635 after the coming stock split. If purchased at the initial offering of $10 a share, or $10,000, the stock would be worth $404,351 at yesterday's closing price of $22.33. This represents an 18.3% compounded rate of return.

Central Coast Bancorp operates as a holding company for Community Bank of Central California. Community Bank, headquartered in Salinas, has branch offices located in: the Monterey County communities of Salinas (2), Monterey (2), Seaside, Marina, Castroville, Gonzales, Soledad and King City; the Santa Clara
County community of Gilroy; the Santa Cruz County communities of Santa Cruz and Watsonville; and in the San Benito County community of Hollister. The Bank provides traditional deposit, lending, mortgage and commercial products and services to business and retail customers throughout the California Central Coast area.

Information on the Company and its subsidiary Bank may be obtained from the Company's website www.community-bnk.com.


301 Main Street, Salinas, California 93901